# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Centuri Holdings, Inc., CIK 0001981599
CUSIP: 155923105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 19820 NORTH 7TH AVENUE SUITE 120, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 11/11/2026
Amends the filing with accession number 0001539497-25-002948
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn, Esq., 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Enterprises L.P. (CIK 0000813762): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 12,672,350; shared voting power 0; sole dispositive power 12,672,350; shared dispositive power 0; aggregate amount beneficially owned 12,672,350 (12.55% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 12,672,350; shared voting power 0; sole dispositive power 12,672,350; shared dispositive power 0; aggregate amount beneficially owned 12,672,350 (12.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Centuri Holdings, Inc.
Address of issuer's principal executive offices: 19820 NORTH 7TH AVENUE SUITE 120, PHOENIX, Arizona (AZ), 85027
Comment: This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") initially filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025, relating to the Reporting Persons' interests in the shares of common stock, $0.01 par value per share (the "Common Stock"), issued by Centuri Holdings, Inc. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 12,672,350 shares of the Common Stock, representing approximately 12.55% of the Issuer's outstanding shares of the Common Stock based on 100,967,595 shares of Common Stock outstanding as of October 31, 2026, as reported as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: For purposes of this Schedule 13D, each of the Reporting Persons may be deemed to have voting and dispositive power with respect to all of the shares of the Common Stock reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: Schedule A hereto sets forth all transactions with respect to the shares of Common Stock by any Reporting Person during the past sixty (60) days. Except for the transactions set forth on Schedule A, none of the Reporting Persons have effected any transaction in the shares of Common Stock in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Schedule A (Transactions)

## Signatures
- Icahn Enterprises L.P.: /s/ Ted Papapostolou, Ted Papapostolou / President; CEO (11/13/2026)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (11/13/2026)